Exhibit 99.1

Big Tree Cloud Holdings Limited Receives Nasdaq Notification Regarding Minimum Market Value Deficiency

SHENZHEN, Aug. 9, 2024 /PRNewswire/ -- Big Tree Cloud Holdings Limited (the “Company”), a company devoted to the development, production, and sales of personal care products and other consumer goods in China, announced today that it has received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) dated August 5, 2024, notifying the Company that it is not in compliance with the minimum market value of publicly held shares (“MVPHS”) requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum MVPHS of US$15 million and Nasdaq Listing Rule 5810(c)(3)(D) provides that the failure to meet the minimum MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the MVPHS of the Company for the last 33 consecutive business days, the Company did not meet the minimum MVPHS requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Global Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company is provided 180 calendar days, or until February 1, 2025, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company’s MVPHS must exceed US$15 million for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by February 1, 2025, the Company may be eligible for additional time to regain compliance, or may face delisting.

The Company intends to monitor its MVPHS between now and February 1, 2025, and intends to cure the deficiency within the prescribed period. During this time, the Company expects that Class A ordinary shares of the Company will continue to be listed and trade on the Nasdaq Global Market. The Company’s management is looking into various options available to regain compliance and maintain its continued listing.

The Company’s business operations are not affected by the Notification Letter.

About Big Tree Cloud Holdings Limited

Big Tree Cloud is a consumer-oriented and mission-driven company dedicated to the development, production and sales of personal care products and other consumer goods in China. Founded in 2020, Big Tree Cloud is committed to delivering high-quality products that cater to the needs of modern, health-conscious, and independent consumers. Big Tree Cloud’s innovative approach and strong community engagement set it apart in the industry, making it a trusted brand in the personal care market.

For more information, please visit https://ir.bigtreeclouds.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s registration statement on Form F-4, as amended, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2024 and other documents to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (646) 308-1649
Email: BigTreeCloud.IR@icrinc.com